EXHIBIT 5

July 3, 2006

QI Systems, Inc.

Unit 101, 3820 Jacombs Road

Richmond, British Columbia VOV 146

Re:	QI Systems, Inc. Registration Statement for
Offering of 11,694,000 Shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of (i) 8,000,000 shares of common stock under your 2005 Stock Option Plan, and (ii) 1,050,000 shares of common stock under your Incentive Stock Option Plan. We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the 2005 Stock Option Plan and the Incentive Stock Option Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s common stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Cantey & Hanger, L.L.P.
CANTEY & HANGER, L.L.P.